5-1-02

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

02033917

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2002

TESMA INTERNATIONAL INC.

1000 Tesma Way, Concord, Ontario L4K 5R8

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___ Form 40-F XX

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No XX

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

TESMA INTERNATIONAL INC. (Registrant)

By: \s\Stefan T. Proniuk
Stefan T. Proniuk
Vice-President, Secretary and General Counsel

Date: May 6, 2002

EXHIBITS

Exhibit 1	Press Release issued May 6, 2002 by the Registrant, announcing changes to the senior management team, effective immediately.

Tesma International Inc.
1000 Tesma Way
Concord, Ontario L4K 5R8
Tel: (905) 417-2100
Fax: (905) 417-2101

PRESS RELEASE

TESMA STRENGTHENS MANAGEMENT TEAM

May 6, 2002, Concord, Ontario, Canada......Tesma International Inc. (TSX: TSM.A; NASDAQ: TSMA) ("Tesma") today announced the following changes to its senior management team, which are effective immediately.

Manfred Gingl is relinquishing his role as President of the Company, in favour of Anthony E. Dobranowski. Manfred will continue to lead Tesma as its Chief Executive Officer and continue to provide his strategic vision and guidance to Tesma both as the CEO and as a Vice-Chairman and member of the Company's Board of Directors. In addition to his new position as Tesma's President, Anthony Dobranowski will continue to hold the office of Chief Financial Officer. Mr. Dobranowski has over 15 years of senior management experience in the automotive industry, including the last 7 years as Tesma's Executive Vice President and Chief Financial Officer.

To support and enhance the Company's operating capabilities, Paul Manners has been promoted to the position of Executive Vice President and Chief Operating Officer. Mr. Manners, a professional engineer with 20 years of automotive manufacturing engineering experience, has over 15 years of operations experience with Tesma and Magna, including tenures as a Plant Manager, Divisional General Manager and, most recently, Group Vice President, Operations for Tesma's Fuel Technologies group. In his new role, Mr. Manners will continue to work closely with Sam Bozzo, the Group Vice President, Operations for Tesma's Transmission Technologies group and with Jon Enoae, the Group Vice President, Operations for Tesma's Engine Technologies group.

These management appointments are in addition to the promotion of Pat Cerullo to the position of Executive Vice President, Sales, Marketing and Corporate Development which was effective on March 6, 2002. Mr. Cerullo, has been Tesma's Vice President of Sales and Marketing since 1995, and has over 18 years of experience with Tesma and its predecessors in a variety of increasingly senior sales positions.

"I accepted a Vice-Chairmanship and a directorship at Magna as I felt I could make a greater contribution to both Tesma and Magna by doing so. Although my day-to-day role at Tesma is changing, my passion for powertrain continues, and I am committed to working with Tony and the rest of the management team on strategic issues affecting Tesma's business, both now and for the foreseeable future, including the development of new technologies and products, strategic relationships and other business opportunities," said Manfred Gingl. "One thing is for certain, these changes represent a strengthening of Tesma's senior management group. Supported by the General Managers of Tesma's 22 operating divisions, Tesma now has a solid, well-rounded and experienced management team which, together with Tony's contributions as President, will continue the Company's record of strong growth and performance in the global automotive powertrain arena."

Mr. Dobranowski added, "I approach my new role as President of Tesma with the same commitment that all of us have had since we went public in 1995 ...... to continue to perform at levels which meet or exceed the expectations of our employees, customers and shareholders, and deliver results which create and enhance value for all of our stakeholders. Our management team, including Pat, Paul, Jim Moulds and Steve Proniuk, has and will continue to execute Tesma's proven strategy of moving up the "supplier value chain" in our powertrain systems business by capitalizing on the outsourcing and modularization trends in our industry. I am confident that we have the people, technology and resources in place for Tesma to continue to rank among the leaders in the automotive parts manufacturing sector."

Tesma, a global supplier of highly-engineered engine, transmission and fueling systems and modules for the automotive industry, employs over 4,600 employees in North America, Europe and Asia in 22 manufacturing facilities and two research centres.

For further information regarding this release, please contact Anthony E. Dobranowski, President and Chief Financial Officer of Tesma at (905) 417-2155.